Mail Stop 4561

      							August 30, 2005

Mr. Robert J. Crowell
Chief Executive Officer
Elcom International, Inc.
10 Oceana Way
Norwood, Massachusetts 02062

	Re:	Elcom International, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
      File No. 000-27376

Dear Mr. Crowell:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

1. We note that your revenue consists principally of implementation, consulting and training fees for new licenses and ongoing fees for hosting, licensing and maintenance of software. Your disclosure further indicates that you recognize revenue using the residual method in accordance with SOP 98-9. Clarify the arrangements for which you apply the residual method and how you have evaluated the appropriateness of applying the residual method to these arrangements pursuant to paragraph 5 of SOP 98-9. As part of your response, identify the delivered and undelivered elements in your arrangements and identify the elements where you believe you have established vendor-specific objective evidence (VSOE) of fair value and those that you have not. For elements where VSOE of fair value exists, explain and justify the manner in which VSOE was established. Refer to paragraph 10 of SOP 97-2.

2. Your disclosure on page 14 indicates that you have established VSOE of fair value of maintenance based on renewal rates. Explain how you have considered the guidance in AICPA Technical Practice Aid,
Section 5100.53 and 54 when establishing fair value of maintenance in short-term time-based licenses and long-term time based licenses, respectively.

3. We note that professional services, including implementation and training, are generally recognized at the time the services are performed, which appear to precede the license, hosting and maintenance period. Clarify how you recognize revenue for these professional services in arrangements that contain elements for term license, hosting and maintenance services. Tell us how you consider the guidance of paragraphs 12, 66 and 67 of SOP 97-2 when determining the appropriate timing to recognize your professional service revenue.

4. We note that you offer a hosted version of your software license and that your treatment of revenue generated from your hosting services has historically been consistent with EITF 00-3. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB
Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to run the software on its own.
Further,
tell us where you classify your revenues from hosting services in your Statements of Consolidated Income. In your response provide your hosting revenues recognized for all periods presented.

5. We note from your disclosure on page 10 and F-16 that you recognized the fourth and final lump sum license payment from Capgemini UK Plc of $1,142,000 as revenue, which was earned upon signing the thirteenth customer of the eProcurement Scotland program in the first quarter 2004. Provide us a summary of your agreement with Capgemini, including a summary of the scope of work, total contract value, contract period, elements of the arrangement and acceptance provisions. Further, clarify the revenue recognition literature that you applied to this agreement and why you considered it appropriate to recognize as revenue the fourth payment in this arrangement upon signing the thirteenth customer to this program. Tell us whether you were required to provide any additional services or had any additional obligations to Capgemini or the end customer after recognizing this revenue. Tell us when you recognized revenue for the first three license payments in this arrangement and how you determined that revenue was earned. Further, clarify how your revenue recognition disclosure addresses your policy for recognizing revenue in this arrangement. Separately address your revenue recognition policies for the implementation fees, monthly hosting and maintenance fees you receive for each entity that joins the eProcurement Scotland Program.

6. Tell us how you will account for the Revenue Sharing Agreement you entered into on August 12, 2005. Provide us a summary of the general terms of the Agreement and refer to the authoritative accounting literature that supports your intended accounting.

Note (6) Stockholders` Equity

(f) Convertible Debentures, page F-19

7. We note that you amended your convertible debenture agreements in fiscal year 2004 to provide that interest is payable in-kind (PIK) upon conversion or maturity. Tell us how you consider EITF 00-27, Issue 10 when determining the commitment date for the convertible instruments that are issued as PIK interest. Clarify whether the measurement date represents the date of the original convertible instrument to which the PIK issuance related, the date of the modified agreement or the date the interest is recognized as a liability and the basis for your conclusion. Further, clarify how you are accounting for interest as accrued and whether your accounting results in a beneficial conversion discount.

*****

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3730 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Robert J. Crowell
Elcom International, Inc.
August 30, 2005
page 1